

Mail Stop 3628

January 29, 2021

Richard Simpson
President
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: Citigroup Commercial Mortgage Trust 2016-P6**
> **Forms 10-D and ABS-EE for the Monthly Distribution Period Ended**
> **November 13, 2020**
> **Filed November 27, 2020**
> **File No. 333-207132-09**

Dear Mr. Simpson:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Forms 10-D and ABS-EE

1. We note that asset number 13 in Exhibit 102 to the Form ABS-EE filed on November 27, 2020 has a payment status of "current" and a paid through date of 5/5/2020. We also note in Exhibit 99.1 to the accompanying Form 10-D filed on November 27, 2020 that this loan was modified on 6/5/20, but this is inconsistent with the asset-level data in Forms ABS-EE filed previously in 2020, which show this loan was not modified until the August 2020 reporting period. Please explain why these discrepancies exist.

2. We note that servicing advances for this asset began in April and fluctuated, often increasing, through November 2020, despite the reported modification of the asset in

      June 2020. Please tell us how these advances are consistent with the transaction agreement provisions relating to servicer advances. This includes, but is not limited to, the provisions requiring servicer advances for assets in default or delinquent assets and recovery of advances at the time of a modification.

3. For both comments noted, please consider how these matters should be incorporated into the servicing assessments required by Item 1122 of Regulation AB for your upcoming Form 10-K filing for the fiscal year ending 12/31/2020. Please also consider whether additional disclosures for the 10-K would be appropriate if the servicer has identified material instances of noncompliance in connection with these matters.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Janet A. Barbiere, Orrick
       Kar Soen Ho, Orrick